AUDITED FINANCIAL STATEMENTS

OF

LP KIRTLEY ROAD LLC

AS OF MARCH 31, 2024

PREPARED BY
BRICKSTONE & ASSOCIATES, LLC
43335 CHOCKBERY COURT SUITE 110
ASHBURN VA 21047
TELEPHONE (202) 445-6440

LP KIRTLEY ROAD LLC

TABLE OF CONTENTS   **Page**



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Management of
LP KIRTLEY ROAD LLC

We have audited the financial statements of LP KIRTLEY ROAD LLC which comprise the balance sheet as of March 31, 2024, and the related statements of income, changes in shareholders' equity and cash flows for the fiscal years then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of LP Kirtley Road, LLC as of March 31, 2024, and the results of its operations and its cash flows for the fiscal years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

This financial statement has been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the company has incurred losses from inception and has not yet commenced it principal operations and has indicated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Basis for our Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are independent of LP Kirtley Road, LLC and have fulfilled our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error. In preparing the financial statements, management is responsible for assessing LP Kirtley Road, LLC's ability to continue as a going concern within one year after the date the financial statements are available to be issued.

Auditor's Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decision of users made on the basis of these financial statements. As part of an audit in accordance with GAAS, we exercise professional judgement and maintain professional skepticism through the audit. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies and material weaknesses in internal control that we identified during our audit.,

Brickstone & Associates, LLC CPA

May 30, 2024
VA 134338

2

LP KIRTLEY ROAD LLC
BALANCE SHEET
AS OF MARCH 31, 2024

ASSETS

ASSETS		March 31, 2023
CURRENT ASSETS		
Cash in Bank	$	111,679
Prepaid Expenses		318
Due From Affiliates		-
Total Current Assets		111,997
FIXED ASSETS		
Land		1,440,000
Leasehold Improvement		28,224
Acquisition Cost		65,135
Other Costs		24,434
Amortization		(11,779)
Net Fixed Assets		1,546,014
TOTAL ASSETS	$	1,658,011

LP KIRTLEY ROAD LLC
BALANCE SHEET
AS OF MARCH 31, 2024

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Interest Payable	$	11,598
Due to related parties		54,688
Total Current Liabilities		66,286

LONG-TERM LIABILITIES

Notes Payable	936,000
Total Long-Term Liabilities	936,000

TOTAL LIABILITIES	$	1,002,286

Member's Equity

Managing Member Equity	61,868
LP Members Interest	605,000
Accumulated deficit	636
Net Income	(11,779)
Total Stockholders' Deficit	655,725

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	1,658,011

LP KIRTLEY ROAD LLC
INCOME STATEMENT
FOR THE PERIOD ENDED MARCH 31, 2024

	For the Period Ending March 31, 2024
Revenue	$ -
Operating Expenses	
Amortization	11,779
Total other expenses	11,779
Net Income (Loss)	$ (11,779)

LP KIRTLEY ROAD LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
AS OF MARCH 31, 2024

	Contribution		Accumulated Deficit		Total	
Balances at October 31, 2023	$	666,868	$	636	$	667,504
Net Loss		-		(11,779)		(11,779)
Balance at March 31, 2024	$	666,868	$	(11,143)	$	655,725

See independent auditor's report and notes to financial statements.

LP KIRTLEY ROAD LLC
STATEMENTS OF CASH FLOW
AS OF MARCH 31, 2024

	For the Period Ending March 31, 2024
Cash flows from operating activities:	
Net Income (loss)	$ (11,779)
Adjustment to reconcile net loss to net cash	
Amortization	11,779
Change in operating assets and liabilities:	
Prepaid expenses	318
Interest payable	(11,598)
Due from Affiliates	(54,688)
Net cash used in operating activities	(65,968)
Cash flows from investing activities:	
Investment	1,546,014
Net cash flows provided by (used in) investing activities	1,546,014
Cash flows from financing activities:	
Notes Payable	(1,368,367)
Net cash flows from financing activities:	(1,368,367)
Net change in cash	111,679
Cash, Beginning of period	-
Cash, Ending of period	$ 111,679
Cash paid for interest	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies was consistently applied in the preparation of the accompanying financial statement.

Nature of Business

LP Kirtley Road LLC "The Company" is a Maryland limited liability company formed on September 8, 2023 to acquire, hold, finance, mortgage, manage, develop, and dispose of two (2) parcels of land located on Kirtley Road in Leon, Virginia 22727, with associated tax identification numbers of 33-9E and 38-8A (the "Property"), which the Company has acquired through, Kirtley Road Property Owner LLC, a wholly owned subsidiary.

The Company intends to develop a glamping retreat on the property. The Company has already obtained a special use permit, effectively transforming the property's use from agriculture to a glamping retreat in a region renowned for its wineries and foodies; lakes, national parks, forests, and a bustling DC/Northern Virginia economy (5th largest in the US).

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ('GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

LP Kirtley Road, LLC will generate revenue by providing services to the guests. The Company primarily records revenue from its long-term construction projects and service

contracts over time as various performance obligations are fulfilled. As of the date of these financial statements, the Company has generated or recognized $0.00 in revenue, and has not executed any revenue producing contracts.

During the year ended March 31, 2024, the Company adopted Accounting Standards Update (ASU) 2014- 01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five- step process for revenue recognition:

- Identification of the contract with a customer.
- Identification of the performance obligations in the contract.
- Determination of the transaction price.
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models,

discounted cash flows or   similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. On December 31, 2023, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits.

Amortization of Acquisition of Related Expenses

All acquisition expenses were capitalized over 5 years.   Total identified acquisition expenses were $117,793 and $11,779 were expensed as of March 31, 2024.

Income Tax Uncertainties

The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax position and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

Credit Risk and Concentrations

Financial Instruments with potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The company extends credit to customers after an evaluation of credit worthiness; however, the Company does not require collateral or other security from its customers. The Company maintains its cash in an FDIC financial institution.

Deferred Taxes

Deferred Taxes is provided on the deferral method in respect of timing differences between profits as computed for taxation purposes and profits as stated in the financial statements, to the extent that the liability is expected to be payable in the foreseeable future. Deferred income taxes arise from timing differences resulting from income and expense items

reported for financial accounting and tax purposes in different periods. In lieu of corporation income taxes, the partners of an LLC corporation are taxed on their proportionate share of the company's taxable income. Therefore, no provision of liability for federal and state income taxes has been included in these financial statements. Accordingly, there are no deferred taxes as well.

Notes Payable

Kirtley Road Property Owner LLC, a Virginia limited liability company ("Property Owner") owns +/- 183 acres of land (the Land) in Madison County Virginia and LP Kirtley Road LLC (the "Company"), a Maryland limited liability company is the sole member and owner of the Property Owner and all its assets.

In return for a certain Promissory Note dated January 24th, 2024, a Land acquisition loan (the "Loan") in the amount of $936,000 (this amount is called "Principal"), plus interest was received by the Property Owner and promised to be paid to the order of the Lender. The Lender is FBN Finance LLC, a Delaware limited liability company. The Note is secured by a certain Deed of Trust dated January 24th, 2024, executed by Property Owner and Lender.

On January 24, 2024, Loan was transferred from the Property Owner to the Company. LP Kirtley Road LLC confirms the ownership of all covenants and obligations contained in the loan documents and henceforth shall be bound by all the terms in the Loan Documents. LP Kirtley Road LLC agrees to pay in full as and when due all payments, obligations and other indebtedness.

Recent Accounting Pronouncements

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates (ASUs) that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

Note 2 – Going Concern and Uncertainties

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses during the period of approximately $11,779 in FY 2024, and the company has not generated any revenue from operations, which, among other factors, introduces risk related to the Company's ability to start operations or continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale or equity, its ability to increase the number of profitable contracts for its flagship products and services, and its ability to generate positive operating cash flow.

The Company intends to conduct an offering under Regulation D506 C and Crowdfunding with a registered funding portal in the latter half of 2024.

The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 3 – Commitments and Contingencies

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

Note 4 - Related Party Transactions

The related party transactions as of March 31, 2024, are $54,688. This amount is due to the managing partners who provide startup funds to the company.

Note 5 – Subsequent Events

The Company has evaluated subsequent events through May 30, 2024, the date these financial statements were available to be issued, there are no subsequent events that have occurred.